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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 -----------------------------------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               ACTIVEWORLDS CORP.
                                (Name of Issuer)

                     Common Stock, $.001 Par Value Per Share
                         (Title of Class of Securities)

                                    0504X207
                                 (CUSIP Number)

                                 J.P. McCormick
                               Activeworlds Corp.
                                95 Parker Street
                        Newburyport, Massachusetts 01950
                            Telephone: (978) 499-0222
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 August 21, 2002
                                       and
                                September 9, 2002
             (Date of Event which Requires Filing of this Statement)


            ---------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)or 13d-1(g), check the following box |_|.




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                                                               Page 1 of 3 Pages

CUSIP No.         0504X207

                                  Schedule 13D
--------------------------------------------------------------------------------

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                                           J.P. MCCORMICK
--------------------------------------------------------------------------------


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
            --------------------------------------------------------------------
|_|      (b)
            --------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------

(4)      Sources of Funds (See Instructions)             N/A
                                            ------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
               -----------------------------------------------------------------

(6)      Citizenship or Place of Organization            United States
                                               ---------------------------------



Number of          (7)   Sole Voting Power            400,000
                                            ------------------------------------
  Shares
Beneficially       (8)   Shared Voting Power
                                              ----------------------------------
 Owned by
   Each            (9)   Sole Dispositive Power       400,000
                                                --------------------------------
Reporting
Person With        (10)  Shared Dispositive Power
-----------                                       ------------------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                    400,000
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                            ----------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)    4.7%
                                                           ---------------------

(14)     Type of Reporting Person (See Instructions)           IN
                                                    ----------------------------



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                                                               Page 2 of 3 Pages

Item 1.  Security and Issuer.

         The class of equity securities to which this statement on Schedule 13D relates is the voting common, $.001 par value per share (the "Common Shares"), of Activeworlds Corp. (the "Issuer"), a Delaware corporation, with its principal executive office located at 95 Parker Street, Newburyport, Massachusetts 01950.

Item 2.  Identity and Background.

         This Statement is being filed by Mr. J.P. McCormick ("Reporting
Person").

         The Reporting Person is an individual whose address is c/o Activeworlds Corp., 95 Parker Street, Newburyport, Massachusetts 01950.

         During the last five years, the Reporting Person has not been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         On August 19, 2002, the Reporting Person entered into a Letter Agreement with X3D Technologies, Inc. ("X3D"), and Mr. Richard F. Noll, whereby the Reporting Person and Mr. Noll each purchased 300,000 shares from X3D for a purchase price of $51,000 each. The closing of the transaction occurred on August 21, 2002.

         On July 10, 2002, the Reporting Person entered into a Securities Purchase Agreement with Michael Gardner whereby the Reporting Person agreed to sell to Mr. Gardner 500,000 Common Shares for a purchase price of $50,000 effective September 9, 2002. Pursuant to the terms of that certain Agreement and Plan of Exchange by and between Activeworlds Corp., Activeworlds, Inc., J.P. McCormick and Richard F. Noll, dated as of July 10, 2002 and effective September 9, 2002, the Reporting Person sold 1,289,497 Common Shares to the Issuer for aggregate consideration of $210,000.

Item 4.  Purpose of Transaction.

         The 300,000 Common Shares acquired by the Reporting Person on August 21, 2002 were acquired pursuant to the terms of a Letter Agreement of even date between X3D, the Reporting Person and Richard F. Noll, and the acquisition was for investment purposes. Effective September 9, 2002, the Reporting Person sold 1,289,497 Common Shares to the Issuer for aggregate consideration of $210,000 pursuant to the terms of that certain Agreement and

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                                                               Page 3 of 3 Pages

Plan of Exchange by and between Activeworlds Corp., Activeworlds, Inc., J.P. McCormick and Richard F. Noll, dated as of July 10, 2002. The Reporting Person sold an additional 500,000 Common Shares pursuant to a Securities Purchase Agreement by and between the Reporting Person and Michael Gardner, dated July 10, 2002 and effective September 9, 2002. The Reporting Person may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by him. Notwithstanding the foregoing, the Reporting Person has no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         The Reporting Person is currently the beneficial owner, with sole dispositive and voting power, of 400,000 Common Shares, or approximately 4.7%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of August 12, 2002).


Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Letter Agreement among X3D Technologies, Inc., Richard F. Noll and J.P. McCormick, dated August 19, 2002 (Filed herewith).

         Exhibit 2. Securities Purchase Agreement between Michael Gardner and J.P. McCormick dated July 10, 2002 (Filed as Exhibit No. 1 to Amendment No. 2 to the Schedule 13D/A dated July 10, 2002 filed by Michael Gardner).

         Exhibit 3. Agreement and Plan of Exchange by and between Activeworlds Corp., Activeworlds, Inc., J.P. McCormick and J.P. McCormick, dated as of July 10, 2002 (Filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated July 10, 2002).


                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 9, 2002                                             /s/ J.P McCormick
                                                              ------------------
                                                              J.P. McCormick


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                               ACTIVEWORLDS CORP.
                              85 Mountainside Trail
                           Cortland Manor, N. Y. 10567
                                 (914) 737-6883
                               Fax: (914) 737-1541

                                                                 August 19, 2002
X3D Technologies, Inc.
2401 PGA Blvd.
Suite 110
Palm Beach Gardens, FL  33401

Mr. J.P. McCormick
Mr. Richard F. Noll
Activeworlds, Inc.
95 Parker Street
Newburyport, MA 01950

         Re: Purchase of 1,200,000 shares of Activeworlds Corp. Common Stock

Gentlemen:

This letter agreement sets forth the terms and conditions upon which Activeworlds Corp. (the "Company") shall purchase 600,000 shares of the Company's common stock and Messrs. JP McCormick and Richard F. Noll shall each purchase 300,000 shares of the Company's common stock from X3D Technologies, Inc. ("X3D") in exchange for the payment of $100,000 from the Company and $51,000 from each of Messrs. McCormick and Noll, for an aggregate of $202,000.

X3D represents and warrants that it is not the beneficial or record owner of any shares of common stock of the Company except for the 1,200,000 shares being sold hereunder. X3D further represents and warrants that it has the full corporate power to enter into this agreement and sell the shares of common stock and that there are no liens, encumbrances or other matters which affect the shares of common stock or X3D's right to convey title to the Company and Messrs. McCormick and Noll. In addition, X3D hereby withdraws its request to the Company to convene a special meeting of stockholders of the Company. The Company represents and warrants that it has the full corporate power to enter into the agreement and to purchase the shares of common stock hereunder. Messrs. McCormick and Noll represent and warrant that they have the power to purchase the shares of common stock. All parties represent and warrant that they are not subject to any court order or injunction which precludes them from consummating the transaction contemplated by this agreement. Other than these representations and warranties, there are no representations or warranties being made by any party to any other party hereunder.

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         The closing shall occur at the offices of Harris & Gilbert, LLP, 1555
Palm Beach Lakes Blvd., Suite 310, West Palm Beach, FL 33401 on August 19, 2002 at 10:00 AM. At the closing, X3D shall deliver to Harris & Gilbert, LLP, as agent for the Company, certificates for the 1,200,000 shares of common stock accompanied by two stock powers, each conveying 600,000 shares of common stock as provided above and which powers shall have medallion signature guarantees. Harris & Gilbert, LLP, as agent for the Company, shall deliver a bank check for $100,000 to X3D or transfer $100,000 in accordance with separate written instructions given by X3D. Messrs. McCormick and Noll shall either deliver bank checks in the total amount of $102,000 payable to X3D or shall have previously deposited good funds in that amount in the trust account of Harris & Gilbert, LLP which will then wire transfer funds in accordance with written instructions of X3D. At the closing, X3D shall execute and deliver to Harris & Gilbert, LLP, as agent for the Company and the other parties, the general release in the form attached as Exhibit A. At the closing, each of the parties being released by X3D shall deliver general releases to X3D in the form annexed as Exhibit B.

         Please execute a copy of this letter agreement and fax copies to me at the above address.


                                                       Very truly yours,
                                                       /s/ Alex Adelson
                                                       -----------------
                                                       Alex Adelson
                                                       President


We hereby agree to the foregoing and agree to be bound by the terms:

X3D Technologies, Inc.
By: /s/ John Textor
    ------------------------------------
    John Textor, Chief Executive Officer

/s/ J.P. McCormick
----------------------------------------
    J.P. McCormick

/s/ Richard F. Noll
----------------------------------------
    Richard F. Noll